SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF no. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 25, 2011

Date, Time and Place: November 25, 2011, at 8:30 am, at the Company’s registered office, located at Avenida Jurandir no. 856, Lote 04, 10º andar, Jardim Ceci, in the City of São Paulo, State of São Paulo. Quorum:  The meeting was attended by all members of the Board of Directors, except for Mr. Waldemar Verdi Júnior. Board:  Chairman, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and deliberations: I. the following presentations were made: (a) by Mr. Antônio Luiz Pizarro Manso, on the works of the Audit and Finance Committee; (b) by Mr. Eduardo Gouveia, on Multiplus S.A. (“Multiplus”); and (e) by Messieurs Líbano Barroso and Ricardo Froés, on the financial, operating and market income. II. The attendees unanimously deliberated to approve: (a) Recommendation of the Audit and Finance Committee with respect to the price of acquisition of air tickets for the new agreement to be entered into between TAM Linhas Aéreas S.A. (”TAM Linhas”) and Multiplus, price of which was computed in a study and opinion of Bain & Company, presented by the representatives of said company, who were present at the meeting, and the Executive Board was authorized to enter into said agreement; (b)  Execution of the guaranty instrument, as a guarantee, and related instruments, as well as the ratification of all acts already performed, with respect to the Amendment Agreement, the purpose of which is the Aircraft Airbus A319-100, series number 2467, prefix PT-TMF, to be entered into between the company Continuity Air Finance IV B.V., in the capacity of lessor and the Company, in the capacity of guarantor; (c)  Execution of an amendment to the agreement entered into between TAM Linhas and Banco Itaú in 2006 for the issuance of co-branded credit cards, extending the original term for more ten (10) years, and TAM Linhas shall be entitled to an additional commission for the extension, in the amount of two hundred million Reais [TN.: Brazilian currency Real, pl.Reais] (R$200,000,000.00), among other specific conditions, which were clarified by the Officers present at the meeting; (d) Election to the position of Officer of Mrs. Cláudia Sender Ramirez, Brazilian, married, business manager, bearer of identification card RG no. 23.417.461-4 and registered with the Brazilian Registry of Individual Taxpayers of the Minstry of Finance (CPF/MF) under no. 282.612.068-90, with commercial address at Avenida Jurandir, no. 856, 7º andar, Jardim Ceci, in the City and State of São Paulo. The Officer hereby elected declares she has not committed any crime that prevents her from exercising a trading activity and also that she is not disqualified for such, under the terms of the law.  The installation of the Officer hereby elected shall take place on December 15, 2011 upon signature (i) of the relative Installation Instrument in the applicable book, and (ii) the Managers’ Consent Instrument, as required by the Regulation of Differentiated Corporate Governance Practices – Level 2, of the Stock Exchange of São Paulo, and her office term shall be equal to that of the other Officers. Closing:  There being no other matter to discuss, the meeting was closed and these minutes were drawn up in a summarized format, which upon being read were signed by all attendees. São Paulo, November 25, 2011. (signed by) Maria Cláudia Oliveira Amaro - Chairwoman; and Flávia Turci - Secretary. Directors: Maria Claudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Mauricio Rolim Amaro, Antonio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano and André Esteves. True copy of the minutes transcribed in a proper book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 06, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.